Mail Stop 3561

August 3, 2009

John N. Pesarsick
Portec Rail Products, Inc.
900 Old Freeport Road,
Pittsburgh, Pennsylvania 15238-8250

> **Re: Portec Rail Products, Inc.**
> **File No. 000-50543**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**

Dear Mr. Pesarsick:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. Page 22

Results of Operations page 22

1. In future filings please quantify, discuss and analyze the changes in costs of sales both in the aggregate and for each segment on a stand-alone basis in addition to your current disclosure which is made in the context of gross profit. In your revised disclosure, please address the significant components of costs of sales such as labor, materials, or any other components, to the extent material.

Form 10-Q: For the Quarter Ended March 31, 2009

Goodwill and Other Intangible Assets page 25

2. We note that the current economic environment has significantly impacted your customer with whom you have a unique customer relationship, as this customer has implemented temporary shutdowns at several operating locations and has recently announced new temporary shutdowns at additional locations. This appears to be an indicator that the carrying amount of your unique customer relationship with this customer and the G-Van patent may be impaired, and, as such, may need to be tested for impairment. Please tell us whether or not you performed an interim impairment test on these intangible assets and, if so, what the results were. If you have not performed interim impairment testing, please tell us your basis for not doing so.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in its filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief